SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Marchex, Inc.
(Name of Issuer)

Class B common stock, par value $0.01 per share
(Title of Class of Securities)

56624R108
(CUSIP Number)

Jonathan Brolin
Edenbrook Capital, LLC
2 Depot Plaza
Bedford Hills, NY 10507
(914) 239-3117
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56624R108	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,821,505
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,821,505
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,821,505
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 56624R108	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Edenbrook Long Only Value Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,973,806
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,973,806
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,973,806
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 56624R108	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,821,505
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,821,505
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,821,505
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 56624R108	SCHEDULE 13D/A	Page 5 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on the amendment to Schedule 13D (the “Schedule 13D”) relates to the Class B common stock, par value $0.01 (the “Class B Common Stock”), of Marchex, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 520 Pike Street, Suite 2000, Seattle, Washington 98101.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c)	This Schedule 13D is being filed jointly by (i) Edenbrook Capital, LLC (“Edenbrook”), a New York limited liability company, as the investment manager to certain private investment funds, with respect to Class B Common Stock owned by such private investment funds, (ii) Edenbrook Long Only Value Fund, LP (the “Fund”), a Delaware limited partnership, with respect to Common Stock owned by such private investment fund and (iii) Jonathan Brolin (“Mr. Brolin”), a United States citizen and the principal of Edenbrook with respect to the Class B Common Stock owned by such private investment funds (collectively, the “Reporting Persons”).

Mr. Brolin’s present principal occupation or employment is acting as a private investor. The principal business address of Mr. Brolin and Edenbrook is 2 Depot Plaza, Bedford Hills, New York 10507. Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The net investment costs (including commissions, if any) of the Class B Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $15,907,397. The Class B Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

CUSIP No. 56624R108	SCHEDULE 13D/A	Page 6 of 9 Pages
Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(c)	As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 4,821,505 shares of Class B Common Stock, constituting 13.1% of the shares of Class B Common Stock, based upon 36,726,852 shares of Class B Common Stock outstanding as of August 2, 2018, as set forth in the Proxy Statement on Schedule 14A filed by the Issuer on August 15, 2018 and (ii) the Fund may be deemed to be the beneficial owner of 3,973,806 shares of Class B Common Stock, constituting 10.8% of the shares of Class B Common Stock, based upon 36,726,852 shares of Class B Common Stock outstanding as of August 2, 2018, as set forth in the Proxy Statement on Schedule 14A filed by the Issuer on August 15, 2018.

Edenbrook has the sole power to vote or direct the vote of 0 shares of Class B Common Stock; has the shared power to vote or direct the vote of 4,821,505 shares of Class B Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and has the shared power to dispose or direct the disposition of 4,821,505 shares of Class B Common Stock

The Fund has the sole power to vote or direct the vote of 0 shares of Class B Common Stock; has the shared power to vote or direct the vote of 3,973,806 shares of Class B Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and has the shared power to dispose or direct the disposition of 3,973,806 shares of Class B Common Stock.

Mr. Brolin has the sole power to vote or direct the vote of 0 shares of Class B Common Stock; has the shared power to vote or direct the vote of 4,821,505 shares of Class B Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and has the shared power to dispose or direct the disposition of 4,821,505 shares of Class B Common Stock.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B. All such transactions were carried out in open market transactions.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Class B Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

This Item is not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

A	Joint Filing Agreement
B	Schedule of Transactions in Common Stock

CUSIP No. 56624R108	SCHEDULE 13D/A	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2018

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Name: Jonathan Brolin
Title: Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

By: Edenbrook Capital Partners, LLC,
its General Partner

/s/ Jonathan Brolin
Name: Jonathan Brolin
Title: Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

CUSIP No. 56624R108	SCHEDULE 13D/A	Page 8 of 9 Pages

Exhibit A

AGREEMENT

The undersigned agree that this amendment to Schedule 13D, dated November 7, 2017, relating to the Class B Common Stock, par value $0.01 of Marchex, Inc. shall be filed on behalf of the undersigned.

Date: October 2, 2018

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Name: Jonathan Brolin
Title: Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

By: Edenbrook Capital Partners, LLC,
its General Partner

/s/ Jonathan Brolin
Name: Jonathan Brolin
Title: Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

CUSIP No. 56624R108	SCHEDULE 13D/A	Page 9 of 9 Pages

Exhibit B

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
08/22/2018	4,000	2.7399
09/14/2018	15,966	2.6896
09/17/2018	900	2.6967
09/18/2018	7,130	2.7699
09/18/2018	1,363	2.7693
09/26/2018	18,210	2.7153
09/27/2018	6,932	2.7243
09/27/2018	6305	2.7380
09/28/2018	200,000	2.7400
10/01/2018	43,000*	2.7800
10/01/2018	(43,000)*	2.7800
10/01/2018	600	2.6600

* Transactions were effected for the purpose of rebalancing the holdings of funds and accounts managed by Edenbrook and did not result in a net sale.